The Merger Fund Replaces the Arbitrage Fund in the Kiplinger 25 Click here.

The Merger Fund has been recognized as one of Kiplinger's Personal Finance 2010 Best Alternative mutual funds for its 5, 10 and 20 year performance. Click here.

Before investing in The Merger Fund, consider its investment objectives, risks, charges and expenses. For a prospectus or summary prospectus containing this and other information, contact your investment professional or view it online at www.mergerfund.com. Please read it carefully.

The performance figures shown in these articles represent past performance and do not guarantee future results. The Fund's share price and return will vary, and investors may have a gain or loss upon redemption of their shares. Current performance may be lower or higher than the performance figures shown above. The Fund imposes a 2% redemption fee on shares redeemed within 30 days of purchase. Current month-end performance is available at www.mergerfund.com/pdfs/TMF_vs_S&P.pdf.

Kiplinger.com	November 12, 2010
TIMELY, TRUSTED PERSONAL FINANCE ADVICE & BUSINESS FORECASTS

FUND WATCH

The Merger Fund Replaces the Arbitrage Fund in the Kiplinger 25

Arbitrage Fund has closed to new investors, but Merger Fund is a worthy replacement.

By Elizabeth Ody

We decided to add Arbitrage Fund (symbol ARBFX) to the Kiplinger 25 in May 2010 (see Our 25 Favorite Funds) because we thought many investors might benefit from adding merger arbitrage to their portfolios. Merger arbitrage has historically been a good way to earn modest, bondlike returns with little volatility, and the strategy tends to hold up remarkably well in falling markets.

But after receiving an influx of new cash, Arbitrage Fund has closed its doors. The fund will continue to accept new money from existing customers. And new investors can still invest in the fund with certain discount brokers, including Vanguard, Scottrade and E*Trade.

We have found a worthy successor in Merger Fund (MERFX), which is open to new investors through discount brokers and directly through the fund company itself. Like its predecessor, Merger Fund invests in takeover subjects after an acquisition or merger has been announced. An acquiring firm usually pays a premium to a target company’s share price in a takeover. When a deal is announced, the takeover subject’s stock normally jumps, but not all the way to the purchase price. This gap, between the target company’s post-announcement share price and the deal price, represents the risk that the deal won’t be completed. Assuming there are no kinks in the deal, the spread will narrow gradually until it reaches the acquisition price upon consummation.

Merger Fund aims to capture the final few dollars — or cents — between the announcement and the deal’s completion. When investing in a transaction in which the buyer is using its shares for all or part of the cost, the fund will also sell short the acquirer’s shares to hedge against a slide in the acquirer’s share price. Co-managers Mike Shannon and Roy Behren also occasionally buy or sell options in order to hedge out any additional risks they feel might impact the takeover subject’s share price.

The result is fairly smooth performance that shows little connection to the overall market’s moves. Over the past five years through November 11, Merger Fund returned 4.8% annualized, compared with a 1.8% annualized gain for Standard & Poor’s 500-stock index, and it did so with less volatility than many bond funds. During the brutal 2007–2009 bear market, Merger Fund shed only 5.0%.

Why does the fund hold up so well in a rout? “Say you buy a target company’s stock at $19 per share, and it is the subject of a cash offer of $20 per share,” says Behren. “You’ll make that dollar whether the market goes up or down,” as long as the terms of the deal are met. “Our goal is to provide completely uncorrelated returns,” he says.

The greatest risk in running such a strategy is that a deal will fall through. About 90% of all announced mergers will in fact reach completion. But by investing selectively, Shannon and Behren achieve a success rate of about 98%.

Occasionally, a failed deal doesn’t equate to shareholder losses. For example, the pair recently had 6.5% of the fund’s assets in Potash Corp. of Saskatchewan (POT), the world’s largest producer of potash fertilizer and the subject of a hostile-takeover bid by BHP Billiton (BHP), a diversified commodities producer. Potash’s board of directors rejected the $130-per-share bid, which was announced in August, but its stock nonetheless jumped into the $140s on speculation that either BHP would increase its bid or that another suitor would step forward. Behren and Shannon say they believed the market was overestimating the likelihood that a deal would eventually close at a higher price, so they deftly used options to counter some of the investor euphoria surrounding the proposed deal. Thus, when the Canadian government announced on November 3 that it would block the acquisition, and Potash shares fell 2.4%, Merger Fund still held on to a few cents of gains on its Potash position. “I wouldn’t be surprised if we were some of the only arbitrageurs who made money there,” says Shannon.

Cross-border deals are increasingly making their way into the fund. The managers currently have about 30% of the fund’s assets in foreign stocks, compared with 10% to 15% ten years ago (the managers hedge all foreign-currency exposure). Looking abroad increases the total number of deals on their radar, which allows them to be choosier in deciding which specific deals to invest in.

But foreign deals can come with their own risks. For example, Coca-Cola Co. (KO) made a bid in 2008 to acquire Huiyuan Juice Group (CYUNF.PK), “the Tropicana of China,” says Behren. Any proposed acquisition typically must pass muster with antitrust regulators in the country of the target company, so Behren and Shannon hired local Chinese consultants to assess the likelihood that Beijing would approve the deal. At the time, Huiyuan itself claimed about 35% of the Chinese juice market — a dominant but nowhere near monopolistic share of the market — and Coke’s juice brands, which include Minute Maid and Odwalla, held no market share in China. In short, to an outside observer there wouldn’t appear to be much of a case for blocking the acquisition on antitrust grounds. But Shannon and Behren’s consultants advised them to avoid the deal, which Chinese regulators did end up blocking for murky reasons. As the pair explain it, China has yet to embrace the spirit of open markets that, for example, allowed U.S. regulators to tolerate InBev’s acquisition of Budweiser, no matter how hurtful it may have been to the pride of American beer drinkers.

Shannon and Behren are in the process of acquiring Merger Fund from the company owned primarily by Fred Green, the fund’s lead manager since 1989. However, Shannon and Behren have each worked on the fund for about 15 years, and have been gradually moving into the lead role since 2006. So investors are in good hands. The fund charges 1.44% in annual expenses and requires a minimum investment of $2,000 for both taxable and tax-deferred accounts.

(#21937) Reprinted with permission from the November 12, 2010 issue of Kiplinger.com.
© 2010 The Kiplinger Washington Editors Inc. All rights reserved.

And the Winners Are...

The one-year returns are solid, but few investors seem to be cheering. We tell you which leaders are most likely to continue to excel.

LOOKING AT THE PAST YEAR’S returns, you’d think we would all be feeling a little sunnier about stocks. Most stock-fund categories posted double-digit gains, and if you held the best-performing funds, which you’ll find in the lists of small-company, emerging-markets and sector funds, you could have earned 50%. Maybe it’s Greece’s debt woes, the persistently high unemployment rate or the whispers about a possible double-dip recession, but whatever the reason, we’re betting the past year’s numbers don’t give you that much comfort.
Longer-term results show just how uneven stock returns have been in recent years. Every major stock-fund category posted negative returns over the past  three years (stocks were near record highs three years ago, but the 2008 plunge was broad and deep). And over ten years, with the exception of relentlessly rising emerging-markets stocks,  returns in most categories have been flat to middling.
Long term, returns have behaved more predictably. Over the past 20 years, funds that invest in large U.S. companies returned an average of 7.2% annualized. That’s not dazzling, but  neither is it unexpected  after two disastrous bear markets (since 1926, U.S. stocks have returned 10% annualized). Small-company stocks outpaced large-company stocks, and traditional stock funds beat funds that focus on alternative  investments, such as commodities, or employ short-selling strategies. But after the travails of the ’00s, many advisers are recommending alternative investments for their clients.
Kiplinger’s believes you can expect to earn 8% a year from large-company U.S. stocks over the next decade. It might be a lumpy 8%, but stocks should have little trouble beating Treasury bonds (if you buy a  ten-year Treasury today and hold it to maturity, you’ll earn roughly 3% a year). Take more risk by investing in small companies or emerging markets and you should do even better.
To see which funds topped their categories and which we think will perform well in the future, read on.

LARGE-COMPANY STOCK FUNDS Leverage wins short term, smart management long term

YOU’LL NOTICE A LARGE DICHOTOMY between the winners over one year and longer periods.  Several of the short-term champs employ leverage. When the stock market sinks, these kinds of funds will fall hard. Some of the long-term winners have been run for many years by the same managers using the same investing style. For instance, Will Danoff has piloted Fidelity Contrafund with a deft hand for 20 years. Mason Hawkins has been at the helm of Longleaf Partners since 1987. Contrafund favors stocks of growing companies; Longleaf has more of a value tilt. Don Yacktman has managed the eponymous Yacktman Fund, a concentrated portfolio of blue-chip stocks, since 1992. Bruce Berkowitz’s idiosyncratic Fairholme, which holds some bonds along with stocks, has shined ever since its inception in 1999.

1	year
1.	Metropolitan West AlphaTrak 500	44.6%
2.	Pimco Fundamental IndexPlus TR A	42.7
3.	Direxion Monthly Nasdaq-100 Bull 2X Inv	41.4
4.	Rydex S&P 500 Pure Value H	38.2
5.	Marsico Flexible Capital	33.7
6.	Rydex Dow 2X Strategy H	33.5
7.	ProFunds Ultra Dow 30 Investor	32.5
8.	ProFunds UltraNasdaq-100 Investor	32.4
9.	Rydex Dynamic Nasdaq-100 2X Strat H	32.0
10.	Direxion Monthly S&P 500 Bull 2X Inv	31.6
	CATEGORY AVERAGE	11.9%

3	years
1.	Reynolds Blue Chip Growth	10.3%
2.	Yacktman Focused	5.9
3.	Yacktman Fund	4.1
4.	Marsico Flexible Capital	3.8
5.	Forester Value N	2.9
6.	Monetta Young Investor	1.8
7.	Nuveen Tradewinds Value Opps A	1.2
8.	Parnassus Workplace	0.6
9.	ING Value Choice A	0.5
10.	Fairholme Fund	0.3
	CATEGORY AVERAGE	-10.4%

5	years
1.	Nuveen Tradewinds Value Opps A	10.5%
2.	ING Value Choice A	10.5
3.	Reynolds Blue Chip Growth	8.2
4.	Alger Spectra A	8.1
5.	Yacktman Focused	7.3
6.	J. Hancock Large Cap Equity A	7.1
7.	Fairholme Fund	6.7
8.	Yacktman Fund	6.2
9.	American Century Giftrust Inv&	6.1
10.	Alger Capital Appreciation A	5.9
	CATEGORY AVERAGE	-0.5%

10	years
1.	CGM Focus	15.0%
2.	Fairholme Fund	12.5
3.	Yacktman Focused	12.5
4.	Yacktman Fund	11.9
5.	Gamco Westwood Income AAA	7.5
6.	American Century Equity Income Inv	6.8
7.	Wasatch-1st Source Income Equity	6.7
8.	Oakmark Select I	6.2
9.	Sequoia Fund	6.1
10.	Franklin Rising Dividends A	6.1
	CATEGORY AVERAGE	-0.8%

20	years
1.	Mairs & Power Growth	11.9%
2.	Fidelity Contrafund	11.6
3.	Calamos Growth & Income A	11.4
4.	Alger Spectra A	11.3
5.	Vanguard Primecap**	11.1
6.	Sequoia Fund	10.8
7.	Weitz Partners Value	10.7
8.	Longleaf Partners	10.5
9.	Principal Capital Appreciation A	10.2
10.	Gabelli Asset AAA	10.0
	CATEGORY AVERAGE	7.2%

Returns are annualized through June 30.  **Closed to new investors.  #Closed to new investors; other share classes may be open.  &Account must be in the form of a gift.
SOURCE: © 2010 Morningstar Inc.

KIPLINGER’S PERSONAL FINANCE    09/2010

MIDSIZE-COMPANY STOCK FUNDS A fund run by one of our columnists hits the top of the charts

THIS CATEGORY INCLUDES NOT JUST funds that invest in midsize companies but also funds that invest in firms of all sizes. For example, Tilson Focus, which is co-managed by Kiplinger’s columnist Whitney Tilson, can invest in everything from blue chips to tiny start-ups, as long as he believes the stock is cheap (he doesn’t manage Tilson Dividend). Similarly, managers of the Appleseed Fund, which invests only in companies that pass certain ethical screens, care not one whit about a company’s size in their quest for value. Fidelity Low-Priced Stock, a member of the Kiplinger 25, follows an odd strategy: Manager Joel Tillinghast buys mainly stocks that trade for $35 or less. Rick Aster, who has run Meridian Growth, another Kiplinger 25 member, since its 1984 launch, invests in fast-growing midsize companies.

1	year
1.	Tilson Focus	47.0%
2.	ProFunds UltraMid Cap Investor	44.2
3.	Matthew 25 Fund	39.6
4.	Flex-funds Quantex	39.0
5.	Hotchkis & Wiley Value Opportunities A	38.4
6.	Alpine Dynamic Transformations	38.0
7.	Aston/Optimum Mid Cap N	37.9
8.	Rydex S&P Mid-Cap 400 Pure Value H	37.3
9.	Ariel Fund	35.4
10.	Rydex Mid-Cap 1.5X Strategy H	34.8
	CATEGORY AVERAGE	21.3%

3	years
1.	Appleseed Fund	3.5%
2.	Tilson Dividend	3.2
3.	Eaton Vance Atlanta Cap SMid-Cap A	0.1
4.	Needham Aggressive Growth	-0.3
5.	Kinetics Internet	-1.1
6.	Bryce Capital Growth	-1.4
7.	Waddell & Reed Adv New Concepts A	-1.7
8.	Goldman Sachs Small/Mid Cap Growth A	-1.8
9.	ING Mid Cap Opportunities A	-1.8
10.	FBR Pegasus Mid Cap	-1.9
	CATEGORY AVERAGE	-8.6%

5	years
1.	Tilson Dividend	7.9%
2.	American Century Heritage Inv	7.2
3.	Needham Aggressive Growth	6.8
4.	Westcore Trust Select	6.4
5.	BlackRock US Opportunities Inv A	6.0
6.	Royce Premier Investment**	6.0
7.	Primecap Odyssey Aggressive Growth	6.0
8.	FMI Common Stock**	5.8
9.	RidgeWorth Mid-Cap Value Equity A	5.7
10.	Aston/Optimum Mid Cap N	5.7
	CATEGORY AVERAGE	0.7%

10	years
1.	Delafield Fund	11.6%
2.	Fidelity Low-Priced Stock	10.2
3.	Perkins Mid Cap Value T	10.0
4.	Royce Premier Investment**	9.9
5.	FBR Focus	9.8
6.	T. Rowe Price Mid-Cap Value**	9.8
7.	FMI Common Stock**	9.4
8.	Heartland Select Value	9.4
9.	CRM Mid Cap Value Investor**	9.2
10.	Hotchkis & Wiley Mid-Cap Value A	9.2
	CATEGORY AVERAGE	1.3%

20	years
1.	Fidelity Low-Priced Stock	13.6%
2.	FPA Capital**	13.3
3.	Wells Fargo Advtg Common Stock A	12.3
4.	Federated Kaufmann A	11.4
5.	Waddell & Reed Adv New Concepts A	11.3
6.	Meridian Growth	11.1
7.	First Eagle Fund of America A	11.0
8.	FMI Common Stock**	10.8
9.	Allianz NFJ Renaissance A	10.7
10.	FPA Perennial	10.2
	CATEGORY AVERAGE	8.6%

SMALL-COMPANY STOCK FUNDS Coming off a bang-up year

IT’S NO SURPRISE TO SEE AEGIS VALUE AT the top of the charts. Manager Scott Barbee excels at spotting hidden value among small companies that other managers have missed. However, the types of stocks Barbee favors (the average market value of Aegis’s holdings is a mere $255 million) can be extremely volatile, and the fund took a big hit during the 2007–09 bear market. Royce is also a familiar name in the category—the family boasts a roster of fine funds that focus on small, undervalued companies.  To invest in Royce Select I, you need to pony up at least $50,000.  Veteran manager Preston Athey, who runs T. Rowe Price Small-Cap Value, a member of the Kiplinger 25, has nearly 20 years with the  fund under his belt.  He holds a widely diversified portfolio of about 300 stocks and holds on to a company for an average of ten years.

1	year
1.	Aegis Value	53.5%
2.	Direxion Monthly Small Cap Bull 2.5X Inv	49.2
3.	Hotchkis & Wiley Small Cap Value A	48.7
4.	Walthausen Small Cap Value	47.3
5.	Invesco Small Companies A	44.7
6.	Harbor Small Co Value Inst	42.6
7.	Pimco Small Cap StocksPlus Total Rtn A	38.9
8.	Perritt Emerging Opportunities	38.6
9.	Perkins Discovery	36.6
10.	ProFunds UltraSmall Cap Investor	36.1
	CATEGORY AVERAGE	21.7%

3	years
1.	Intrepid Small Cap	11.3%
2.	Needham Small Cap Growth	1.2
3.	Perkins Small Cap Value T**	0.9
4.	Pinnacle Value	0.7
5.	Dreyfus Opportunistic Small Cap	0.6
6.	TCW Small Cap Growth I	0.3
7.	Parnassus Small Cap	0.1
8.	Pimco Small Cap StocksPlus Total Rtn A	-0.1
9.	Royce Select I Investment	-0.1
10.	Janus Triton T	-1.1
	CATEGORY AVERAGE	-8.9%

5	years
1.	TCW Small Cap Growth I	8.0%
2.	Janus Triton T	7.9
3.	Royce Select I Investment	7.5
4.	Wasatch Micro Cap Value	6.9
5.	Gamco Westwood Mighty Mites AAA	6.7
6.	Royce Micro-Cap Series Invest**	6.5
7.	Wells Fargo Advtg Small Cap Growth A**	6.3
8.	Dreyfus Opportunistic Small Cap	6.3
9.	Pinnacle Value	6.0
10.	Parnassus Small Cap	5.9
	CATEGORY AVERAGE	0.3%

10	years
1.	RS Partners A**	12.5%
2.	Hotchkis & Wiley Small Cap Value A	12.2
3.	Bridgeway Ultra-Small Company**	11.8
4.	Allianz NFJ Small Cap Value A**	11.5
5.	Robeco Small Cap Value II Inv	11.4
6.	American Century Small Cap Value Inv#	11.3
7.	RidgeWorth Small Cap Value Equity A	11.2
8.	Royce Special Equity Investment	11.1
9.	Pacific Advisors Small Cap A	11.0
10.	Franklin MicroCap Value A**	10.9
	CATEGORY AVERAGE	3.2%

20	years
1.	Perkins Small Cap Value T**	12.3%
2.	Heartland Value	12.0
3.	Neuberger Berman Genesis Inv	11.8
4.	Wasatch Core Growth	11.4
5.	T. Rowe Price Small-Cap Value	11.3
6.	Wasatch Small-Cap	11.1
7.	Skyline Special Equities	10.8
8.	Hotchkis & Wiley Small Cap Value A	10.2
9.	Delaware Small Cap Value A	10.2
10.	T. Rowe Price New Horizons	10.0
	CATEGORY AVERAGE	9.0%

Returns are annualized through June 30.  **Closed to new investors.  #Closed to new investors; other share classes may be open.  &Account must be in the form of a gift.
SOURCE: © 2010 Morningstar Inc.

09/2010   KIPLINGER’S PERSONAL FINANCE

HYBRID FUNDS Balanced, asset-allocation and convertible funds are the main players

BEST OF THIS GROUP PROTECT CAPITAL in bear markets. What’s remarkable about Permanent Portfolio is the simplicity of its approach. For nearly 30 years, Permanent has essentially maintained a fixed allocation to six different asset classes, including precious metals, Treasuries, Swiss francs and stocks.  The strategy aims to provide protection against both deflation and inflation.  Hussman Strategic Total Return, managed by economist John Hussman, similarly invests in multiple asset classes but with a far more active approach. FPA Crescent’s Steve Romick also has an eclectic bent, but his yen is to roam a company’s capital structure, from bank loans to bonds to common stock, in search of the best value. Vanguard Convertible Securities invests in a truly hybrid product—convertible bonds are part bond, part stock.

1	year
1.	IMS Strategic Income	32.5%
2.	Natixis Income Diversified A	28.9
3.	Gamco Global Conv Securities AAA	27.0
4.	Franklin Convertible Securities A	25.7
5.	Davis Appreciation & Income A	25.0
6.	Fidelity Convertible Securities	24.2
7.	MFS Diversified Income A	23.8
8.	Putnam Convertible Income-Gro Tr A	22.8
9.	Invesco Balanced-Risk Retire 2050 A	22.1
10.	Invesco Van Kampen Harbor A	21.8
	CATEGORY AVERAGE	13.1%

3	years
1.	Hussman Strategic Total Return	9.4%
2.	Berwyn Income	7.3
3.	Permanent Portfolio	6.5
4.	American Beacon Retire Inc & Appreciation	5.6
5.	Intrepid Capital	4.5
6.	Pimco All Asset A	4.2
7.	MFS Lifetime Retirement Income A	4.1
8.	DWS Target 2014**	4.0
9.	RidgeWorth Conservative Alloc Strat A	3.9
10.	PL Port Optimization Consrv A	3.9
	CATEGORY AVERAGE	-2.9%

5	years
1.	Permanent Portfolio	8.7%
2.	Hussman Strategic Total Return	8.1
3.	Berwyn Income	7.1
4.	Intrepid Capital	6.6
5.	J. Hancock Balanced A	6.3
6.	Vanguard Convertible Securities	6.1
7.	Janus Balanced T	5.7
8.	Greenspring Fund	5.4
9.	American Beacon Retire Inc & Appreciation	5.0
10.	FPA Crescent	5.0
	CATEGORY AVERAGE	1.7%

10	years
1.	Bruce Fund	17.9%
2.	FPA Crescent	11.0
3.	Permanent Portfolio	9.8
4.	Oakmark Equity & Income I	8.9
5.	Berwyn Income	8.8
6.	T. Rowe Price Capital Appreciation	8.6
7.	Greenspring Fund	7.8
8.	Leuthold Core Investment**	7.1
9.	Franklin Income Series A	7.0
10.	Vanguard Wellesley Income Inv	6.9
	CATEGORY AVERAGE	2.2%

20	years
1.	Bruce Fund	11.3%
2.	Fidelity Convertible Securities	10.7
3.	T. Rowe Price Capital Appreciation	10.2
4.	Calamos Convertible A	10.0
5.	Berwyn Income	9.5
6.	MainStay Convertible A	9.4
7.	Columbia Convertible Securities A	9.3
8.	Franklin Convertible Securities A	9.3
9.	Invesco Van Kampen Equity & Income A	9.3
10.	Mairs & Power Balanced	9.2
	CATEGORY AVERAGE	7.3%

INTERNATIONAL DIVERSIFIED LARGE-COMPANY FUNDS A break-even decade ends with a decent year

ANY DIVERSIFIED OVERSEAS FUND THAT hugs its benchmark will have close to two-thirds of its assets in European stocks.  That would not have been a good thing in the first half of 2010, when falling share prices and a strengthening dollar walloped many of these funds.  Our top pick in this category is Harbor International, a member of the Kiplinger 25. Its managers look for strong, stable businesses with growth potential, such as Petrobras, the Brazilian oil giant, and ABB, a Swiss maker of power-transmission systems.  Another worthy fund, with a much different philosophy, is Oakmark International.  Managers David Herro and Robert Taylor look for undervalued—even scorned—sectors that they expect to rebound in due time.  A big bet on consumer stocks that cratered in 2008 paid off in the past year.

1	year
1.	Pimco Intl StocksPlus TR Strategy A	25.0%
2.	Calamos Intl Growth A	24.8
3.	Tweedy, Browne Global Value	22.5
4.	Oakmark International 1	22.1
5.	Thornburg International Growth A	21.5
6.	Janus Overseas T	21.2
7.	Laudus Intl MarketMasters Inv	20.4
8.	Invesco Van Kampen Intl Advantage A	20.2
9.	Quantitative Group Foreign Value Ord	17.4
10.	Federated International Leaders A	16.8
	CATEGORY AVERAGE	7.4%

3	years
1.	Janus Overseas T	-3.3%
2.	Dreyfus International Stock A	-3.6
3.	Sextant International	-4.6
4.	Calamos Intl Growth A	-5.0
5.	Janus International Equity A	-5.1
6.	Pimco Intl StocksPlus TR Strategy A	-5.8
7.	Nuveen Tradewinds Intl Value A	-6.3
8.	ING International Value Choice A	-6.4
9.	Tweedy, Browne Global Value	-6.8
10.	Thornburg International Growth A	-7.0
	CATEGORY AVERAGE	-12.9%

5	years
1.	Janus Overseas T	14.7%
2.	Calamos Intl Growth A	6.9
3.	Aberdeen International Equity A	6.8
4.	Sextant International	6.5
5.	BlackRock Intl Opportunities A	6.4
6.	Allianz NFJ Intl Value A	6.1
7.	Harbor International Inv	6.1
8.	Ivy International Core Equity A	6.0
9.	Thornburg International Value A	5.6
10.	Thomas White International	5.4
	CATEGORY AVERAGE	1.2%

10	years
1.	Oakmark International 1	6.8%
2.	Federated International Leaders A	6.5
3.	Quantitative Group Foreign Value Ord	5.9
4.	Manning & Napier World Opps A	5.9
5.	BlackRock Intl Opportunities A	5.7
6.	Harbor International Inv	5.6
7.	Thornburg International Value A	5.3
8.	Longleaf Partners International	5.2
9.	Tweedy, Browne Global Value	5.2
10.	Janus Overseas T	4.4
	CATEGORY AVERAGE	0.3%

20	years
1.	Harbor International Inv	9.2%
2.	American Funds EuroPacific Growth A	8.6
3.	Templeton Foreign A	6.7
4.	Fidelity International Discovery	6.5
5.	USAA International	6.4
6.	Fidelity Advisor International Discovery A	6.2
7.	Waddell & Reed Advisor Intl Growth A	6.2
8.	Vanguard International Growth	5.5
9.	Managers International Equity	5.1
10.	Evergreen International Equity A	5.0
	CATEGORY AVERAGE	5.3%

Returns are annualized through June 30.  **Closed to new investors.  #Closed to new investors; other share classes may be open.  &Account must be in the form of a gift.
SOURCE: © 2010 Morningstar Inc.

KIPLINGER’S PERSONAL FINANCE    09/2010

SMALL- AND MIDSIZE-COMPANY INTERNATIONAL FUNDS Foreign stocks with a little extra spice

THESE FUNDS CAN INVEST IN ANY FOREIGN market, and those that preferred Asian firms had an edge in recent years. Wasatch International Growth transplanted its expertise in picking small, U.S. growth companies to investing in small, fast-growing foreign companies, mainly in the Far East.  Not surprisingly, the fund is volatile.  On the other side of the philosophical spectrum is Oakmark International Small Cap. Run by Oakmark’s longtime foreign-stock maven, David Herro, the fund invests in small, undervalued companies, especially in Europe, a region that Herro favors.  Less than 5% of assets are in emerging markets.  We also like T. Rowe Price International Discovery, the only fund in this category that has been around at least 20 years.  The fund holds a balanced mix of stocks from Europe and the Far East.

1	year
1.	Wasatch International Opps	30.1%
2.	Wasatch International Growth	28.3
3.	Oakmark International Small Cap 1	27.0
4.	Westcore International Frontier	26.1
5.	Driehaus International Small Cap Growth	25.7
6.	Templeton Foreign Smaller Companies A	24.6
7.	William Blair Intl Sm Cap Growth N	23.0
8.	Fidelity Intl Small Cap Opps	22.5
9.	Oberweis International Opps	22.2
10.	Fidelity Advisor Intl Sm Cap Opps A	22.2
	CATEGORY AVERAGE	16.1%

3	years
1.	First Eagle Overseas A	-1.4%
2.	Artisan International Value	-6.4
3.	Driehaus International Small Cap Growth	-6.8
4.	Columbia Acorn International Select A	-7.5
5.	Columbia Acorn International A	-7.5
6.	Westcore International Frontier	-7.8
7.	Tocqueville International Value	-7.8
8.	MFS Intl New Discovery A	-8.5
9.	Artisan International Small Cap**	-9.1
10.	T. Rowe Price International Discovery	-9.5
	CATEGORY AVERAGE	-12.1%

5	years
1.	Driehaus International Small Cap Growth	12.8%
2.	Wasatch International Opps	7.8
3.	First Eagle Overseas A	7.5
4.	Columbia Acorn International A	7.5
5.	Invesco International Small Co A**	7.1
6.	Oppenheimer Intl Small Company A**	6.9
7.	Artisan International Small Cap**	6.8
8.	Columbia Acorn International Select A	6.7
9.	T. Rowe Price International Discovery	6.4
10.	Artisan International Value	5.7
	CATEGORY AVERAGE	3.5%

10	years
1.	First Eagle Overseas A	11.9%
2.	Oakmark International Small Cap 1	10.1
3.	MFS Intl New Discovery A	7.2
4.	Oppenheimer Intl Small Company A**	6.4
5.	Tocqueville International Value	5.8
6.	Laudus Rosenberg Intl Sm Capital Inv**	5.4
7.	Templeton Foreign Smaller Companies A	5.2
8.	Columbia Acorn International A	4.3
9.	Vanguard International Explorer	3.9
10.	Driehaus International Discovery	3.7
	CATEGORY AVERAGE	3.3%

20	years
1.	First Eagle Overseas A	8.0%
	CATEGORY AVERAGE	8.0%

GLOBAL STOCK FUNDS Their managers can roam far and wide

GREAT MANAGERS CAN FIND ATTRACTIVE investments in any market—and these winners show how it’s done.  Clyde McGregor and Robert Taylor, managers of Oakmark Global, look for beaten-down stocks from all over the world.  They have 18% of the fund’s 41-stock portfolio in Japanese stocks. Peter Doyle, manager of Kinetics Paradigm, makes large bets on sectors he thinks have the most- intriguing prospects.  Half of Paradigm’s portfolio is in financial stocks. Some funds levy sales charges stand out in this category.  Michael Avery, manager of Ivy Asset Strategy, has skillfully cut his fund’s risk during bear markets.  BlackRock global Allocation, run by Dennis Stattman, has consistently beaten its peers. You can read more about the fund and its sponsor in “Great Days at BlackRock,” on page 36.

1	year
1.	J. Hancock Global Opps A	30.7%
2.	Aberdeen Global Small Cap A	28.4
3.	Templeton Global Smaller Companies A	27.5
4.	Royce Global Value Service	27.2
5.	Principal Global Divers Income A	26.8
6.	Oppenheimer Global Opps A	25.2
7.	American Funds SmallCap World A	25.1
8.	Wasatch Global Opportunities	22.9
9.	Simple Capital	21.6
10.	Invesco Global Small & Mid Cap Growth A	20.5
	CATEGORY AVERAGE	11.9%

3	years
1.	Nuveen Tradewinds Global All Cap A	3.0%
2.	Waddell & Reed Adv Asset Strategy A	2.9
3.	Ivy Asset Strategy A	2.3
4.	J. Hancock Global Opps A	2.1
5.	ING Global Value Choice A	2.0
6.	BlackRock Global Allocation A	-0.1
7.	First Eagle Global A	-0.6
8.	Federated Market Opportunity A	-1.1
9.	Loomis Sayles Global Markets A	-1.1
10.	MFS Global Total Return A	-1.7
	CATEGORY AVERAGE	-8.9%

5	years
1.	Waddell & Reed Adv Asset Strategy A	12.1%
2.	J. Hancock Global Opps A	12.0
3.	Ivy Asset Strategy A	11.3
4.	ING Global Value Choice A	9.9
5.	First Eagle Global A	7.3
6.	Old Westbury Global Small & Mid Cap	6.7
7.	BlackRock Global Allocation A	6.3
8.	Thornburg Investment Income Builder A	6.0
9.	Oppenheimer Global Opps A	6.0
10.	Calamos Global Growth & Income A	5.7
	CATEGORY AVERAGE	1.5%

10	years
1.	First Eagle Global A	11.9%
2.	Oakmark Global 1	10.5
3.	Empiric Core Equity A	10.1
4.	Invesco Van Kampen Gl Franchise A	8.9
5.	Waddell & Reed Adv Asset Strategy A	8.3
6.	Kinetics Paradigm	8.3
7.	Ivy Asset Strategy A	7.9
8.	BlackRock Global Allocation A	7.7
9.	Kinetics Small Capital Opportunities	7.5
10.	Mutual Global Discovery A	7.2
	CATEGORY AVERAGE	0.9%

20	years
1.	First Eagle Global A	11.3%
2.	Mutual Quest A	10.5
3.	BlackRock Global Allocation A	10.3
4.	Evergreen Global Opportunities A**	9.6
5.	American Funds Capital Income Builder A	9.4
6.	American Funds New Perspective A	9.4
7.	AllianceBernstein Global Thematic Gr A	9.0
8.	American Funds SmallCap World A	8.8
9.	Oppenheimer Global A	8.5
10.	Pearl Total Return	8.2
	CATEGORY AVERAGE	7.1%

Returns are annualized through June 30.  **Closed to new investors.  #Closed to new investors; other share classes may be open.  &Account must be in the form of a gift.
SOURCE: © 2010 Morningstar Inc.

09/2010   KIPLINGER’S PERSONAL FINANCE

DIVERSIFIED EMERGING-MARKETS FUNDS The top category over the past decade

ALTHOUGH THIS CATEGORY LOST MONEY IN the first half of 2010, returns for the previous six months were so strong that the one-year numbers rock. James Donald, manager of Lazard Emerging Markets, goes his own way: In the past year, Donald made outsize bets on stocks in Turkey and South Africa compared with the fund’s benchmark.  Meanwhile, the fund held only 3% of its assets in China because Donald thinks that market is expensive.  Driehaus Emerging Markets Growth practices momentum investing, looking for companies with rapid earnings growth and strong share prices.  T. Rowe Price Emerging Markets Stock, a member of the Kiplinger 25, missed the winners lists, but we like its prospects. Manager Gonzalo Pangaro favors Brazil and China because those countries have healthy fiscal and trade balances.

1	year
1.	T. Rowe Price Emg Europe & Mediterranean	40.1%
2.	Templeton Emg Mkts Sm Cap A	39.8
3.	Van Eck Emerging Mkts A	32.9
4.	Aberdeen Emerging Markets A	30.2
5.	Driehaus Emerging Markets Growth	27.8
6.	Causeway Emerging Markets Inv	27.6
7.	Virtus Emerging Markets Opps A	27.3
8.	Oppenheimer Developing Markets A	27.1
9.	Invesco Developing Markets A	26.9
10.	RS Emerging Markets A**	26.1
	CATEGORY AVERAGE	21.8%

3	years
1.	Oppenheimer Developing Markets A	1.4%
2.	Virtus Emerging Markets Opps A	-0.2
3.	Evergreen Emerging Markets Growth A	-0.5
4.	RS Emerging Markets A**	-1.0
5.	Lazard Emerging Markets Equity Open	-1.4
6.	Dreyfus Emerging Markets A	-1.6
7.	Invesco Developing Markets A	-1.8
8.	Delaware Emerging Mkts A	-2.2
9.	JPMorgan Emerging Mkts Equity A	-2.6
10.	Russell Emerging Markets S	-2.9
	CATEGORY AVERAGE	-5.2%

5	years
1.	Evergreen Emerging Markets Growth A	16.4%
2.	Driehaus Emerging Markets Growth	15.6
3.	Invesco Developing Markets A	15.1
4.	RS Emerging Markets A**	15.0
5.	Oppenheimer Developing Markets A	14.8
6.	Virtus Emerging Markets Opps A	13.5
7.	Lazard Emerging Markets Equity Open	13.5
8.	Aberdeen Emerging Markets A	12.9
9.	Russell Emerging Markets S	12.5
10.	Allianz NACM Emerging Markets Opp A	12.3
	CATEGORY AVERAGE	10.7%

10	years
1.	Oppenheimer Developing Markets A	14.4%
2.	Acadian Emerging Markets	13.7
3.	Delaware Emerging Mkts A	13.5
4.	Bernstein Emerging Mkts	12.9
5.	Dreyfus Emerging Markets A	11.9
6.	Lazard Emerging Markets Equity Open	11.8
7.	RS Emerging Markets A**	11.8
8.	Driehaus Emerging Markets Growth	11.7
9.	Evergreen Emrg Mkts Growth A	11.4
10.	Invesco Developing Markets A	11.2
	CATEGORY AVERAGE	9.3%

20	years
None

REGIONAL AND SINGLE-COUNTRY FUNDS Emerging markets dominate the list

FUNDS THAT INVEST IN RUSSIA, INDIA AND China dominate the charts in this category. As you look at these funds’ scintillating one-year returns, just remember that even a diversified emerging-markets fund is plenty volatile—singling out a region or country adds to the risk. Matthews Asia Dividend is a fine choice. By investing in dividend payers, the fund limits itself to higher-quality companies, which hold up better in a rout. Matthews Pacific Tiger is another standout from the same family; its managers scour Asia, excluding Japan, for firms with the best growth prospects.  Over the long term, European stocks have been rewarding. Although the continent’s prospects currently look shaky, T. Rowe Price European Stock, which focuses on companies with competitive advantages, is a good choice if you want to bet on a rebound.

1	year
1.	Matthews India	49.3%
2.	JPMorgan Russia A	47.4
3.	Matthews Asia Small Companies	42.4
4.	JPMorgan Latin America A	39.9
5.	ING Russia A	39.6
6.	Direxion Monthly Latin Am Bull 2X Inv	33.7
7.	Third Millennium Russia A	32.4
8.	Invesco Asia Pacific Growth A	32.0
9.	Matthews Korea	31.7
10.	Matthews Asia Dividend	31.3
	CATEGORY AVERAGE	13.3%

3	years
1.	Matthews Asia Dividend	6.9%
2.	Matthews China	5.3
3.	Matthews India	4.8
4.	Matthews Pacific Tiger	2.8
5.	Fidelity China Region	2.7
6.	Matthews Asian Growth & Income	2.0
7.	Fidelity Advisor Emerging Asia A	1.7
8.	T. Rowe Price New Asia	1.2
9.	Guinness Atkinson China & Hong Kong	1.1
10.	Invesco China A	1.0
	CATEGORY AVERAGE	-9.0%

5	years
1.	Matthews China	21.4%
2.	T. Rowe Price Latin America	21.3
3.	BlackRock Latin America A	21.0
4.	Dreyfus Greater China A	19.9
5.	Aberdeen China Opportunities A	17.4
6.	Fidelity Latin America	17.0
7.	Fidelity Advisor Latin America A	16.7
8.	Columbia Greater China A	16.4
9.	T. Rowe Price New Asia	16.3
10.	Fidelity Advisor Emerging Asia A	15.9
	CATEGORY AVERAGE	5.9%

10	years
1.	ING Russia A	22.8%
2.	T. Rowe Price Latin America	16.9
3.	BlackRock Latin America A	16.7
4.	Matthews China	16.5
5.	US Global Investors Eastern European	15.3
6.	Third Millennium Russia A	14.8
7.	Fidelity Latin America	13.8
8.	Matthews Asian Growth & Income	13.4
9.	DWS Latin America Equity A	12.9
10.	Fidelity Advisor Latin America A	12.8
	CATEGORY AVERAGE	4.5%

20	years
1.	Fidelity Canada	9.4%
2.	Fidelity Advisor Canada A	9.1
3.	BlackRock EuroFund A	7.1
4.	Vanguard European Stock Index	6.6
5.	Fidelity Europe	6.5
6.	Morgan Stanley European Equity B	6.5
7.	BlackRock Pacific A	6.3
8.	T. Rowe Price European Stock	6.0
9.	Fidelity Pacific Basin	4.6
10.	Nomura Partners Japan S#	1.1
	CATEGORY AVERAGE	4.3%

Returns are annualized through June 30.  **Closed to new investors.  #Closed to new investors; other share classes may be open.  &Account must be in the form of a gift.
SOURCE: © 2010 Morningstar Inc.

KIPLINGER’S PERSONAL FINANCE    09/2010

SECTOR FUNDS A fabulous ten years for gold funds

YOU MIGHT BE SURPRISED TO SEE SO MANY real estate funds topping the charts in this category. But remember, many real estate stocks were priced for disaster when the market bottomed in March 2009, so they had plenty of room to run over the past year.  Pimco RealEstateRealReturn Strategy takes an unusual approach: Manager Mihir Worah uses derivatives to track the performance of an index of real estate investment trusts and invests the collateral for the derivative positions in a portfolio of bonds (the fund’s Class D shares are available without a sales fee). Most gold funds, such as Tocqueville Gold, hold only a small portion of assets in metal; instead, they invest mostly in gold-mining stocks. Mining stocks are almost always more volatile than bullion, so expect a turbulent ride if you invest in a gold fund.

1	year
1.	Pimco RealEstateRealReturn Strategy A	79.4%
2.	ProFunds Real Estate UltraSector Inv	73.9
3.	Tocqueville Gold	65.7
4.	Fidelity Real Estate Investment	63.7
5.	Grubb & Ellis AGA US Realty A	61.9
6.	Fidelity Advisor Real Estate A	59.4
7.	Spirit of America RE Inc & Gro A	58.7
8.	Fidelity Select Air Transportation	58.2
9.	ING Real Estate A	57.7
10.	Cohen & Steers Realty Inc A	57.7
	CATEGORY AVERAGE	21.4%

3	years
1.	USAA Precious Metals & Minerals	19.3%
2.	First Eagle Gold A	18.6
3.	Van Eck International Investors Gold A	18.0
4.	Evergreen Precious Metals A	16.9
5.	Fidelity Select Gold	16.0
6.	OCM Gold	15.9
7.	Fidelity Advisor Gold A	15.7
8.	Franklin Gold & Precious Metals A	15.5
9.	Tocqueville Gold	15.4
10.	Gamco Gold AAA	14.0
	CATEGORY AVERAGE	-8.6%

5	years
1.	USAA Precious Metals & Minerals	28.7%
2.	Van Eck International Investors Gold A	28.2
3.	Oppenheimer Gold & Special Minerals A	25.0
4.	Evergreen Precious Metals A	24.6
5.	Franklin Gold & Precious Metals A	24.6
6.	Tocqueville Gold	23.6
7.	OCM Gold	23.3
8.	Fidelity Select Gold	23.0
9.	Gamco Gold AAA	22.8
10.	Fidelity Advisor Gold A	22.7
	CATEGORY AVERAGE	1.6%

10	years
1.	USAA Precious Metals & Minerals	27.4%
2.	Evergreen Precious Metals A	25.7
3.	Van Eck International Investors Gold A	24.6
4.	Tocqueville Gold	24.6
5.	First Eagle Gold A	24.2
6.	Gamco Gold AAA	23.5
7.	Oppenheimer Gold & Special Minerals A	22.9
8.	OCM Gold	22.4
9.	US Global Investors Gold & Precious Metals	22.1
10.	DWS Gold & Precious Metals A	21.6
	CATEGORY AVERAGE	2.7%

20	years
1.	Vanguard Health Care	14.2%
2.	Fidelity Select Software & Computer Svcs	14.0
3.	Fidelity Select Brokerage & Invstmt Mgmt	13.2
4.	Waddell & Reed Science & Tech A	12.8
5.	Eaton Vance Worldwide Health Sciences A	12.6
6.	Seligman Communications & Info A	12.6
7.	Prudential Jennison Natural Res A	12.3
8.	Fidelity Select Electronics	12.0
9.	Fidelity Select Defense & Aerospace	11.9
10.	Fidelity Select Technology	11.8
	CATEGORY AVERAGE	9.0%

ALTERNATIVE FUNDS Stuff that won't (or at least shouldn't) behave like the rest of your portfolio

THIS GROUP INCLUDES THINGS OUTSIDE the traditional categories of stocks, bonds and cash.  Pimco CommodityRealReturn Strategy, run by Mihir Worah, provides protection against inflation by owning a basket of commodity futures contracts, as well as Treasury inflation-protected securities. Stock-market bears may enjoy Pimco StocksPlus Total Return Short Strategy.  The fund uses derivatives to short-sell Standard & Poor’s 500-stock index; Pimco maestro Bill Gross invests the collateral in bonds.  Arbitrage Fund, a member of the Kiplinger 25, invests in takeover targets after the deal is announced.  It profits as a deal stock rises from the post-announcement price to the consummation price. Merger arbi-trage doesn’t correlate strongly to either stocks or bonds, making Arbitrage Fund an excellent portfolio diversifier.

1	year
1.	Robeco Long/Short Eq Inv**	28.2%
2.	Direxion Monthly Commodity Bull 2X	25.5
3.	Direxion Spectrum Sel Alternative Svc	18.4
4.	Pimco All Asset All Authority A	15.3
5.	Pimco CommodityRealReturn Strategy D	14.1
6.	MFS Diversified Target Return A	12.4
7.	Janus Long/Short C	11.5
8.	Schwab Hedged Equity	11.2
9.	Rydex/SGI Equity Fund Alpha Opp A**	10.4
10.	Highland Long/Short Equity A	10.2
	CATEGORY AVERAGE	-9.1%

3	years
1.	Pimco StocksPlus Total Rtn Short Strat A	15.9%
2.	Robeco Long/Short Eq Inv**	9.7
3.	ProFunds UltraShort Japan Investor Share	8.0
4.	Pimco All Asset All Authority A	7.8
5.	Federated Prudent Bear A	5.8
6.	Comstock Capital Val A	5.1
7.	Direxion Spectrum Sel Alternative Svc	4.9
8.	Caldwell & Orkin Market Opp	4.5
9.	Managers AMG FQ Global Alt A	3.8
10.	Arbitrage Fund	3.8
	CATEGORY AVERAGE	-7.4%

5	years
1.	Robeco Long/Short Eq Inv**	10.9%
2.	TFS Market Neutral**	9.4
3.	Federated Prudent Bear A	6.5
4.	Pimco All Asset All Authority A	6.0
5.	Direxion Spectrum Sel Alternative Svc	5.9
6.	Pimco StocksPlus Total Rtn Short Strat A	5.9
7.	Caldwell & Orkin Market Opp	5.6
8.	Gabelli ABC	4.9
9.	Arbitrage Fund	4.8
10.	Merger Fund	4.0
	CATEGORY AVERAGE	-3.7%

10	years
1.	Robeco Long/Short Eq Inv**	12.3%
2.	Federated Prudent Bear A	8.6
3.	Diamond Hill Long-Short A	5.2
4.	Rydex Inverse S&P 500 Strat Inv	5.0
5.	Gabelli ABC	4.4
6.	Calamos Market Neutral Income A	3.8
7.	Merger Fund	3.7
8.	Caldwell & Orkin Market Opp	3.3
9.	JPMorgan Market Neutral A	2.9
10.	Gateway Fund A	1.9
	CATEGORY AVERAGE	0.1%

20	years
1.	Merger Fund	7.4%
2.	Gateway Fund A	6.1
3.	Old Mutual Analytic A	5.7
4.	Comstock Capital Val A	-4.3
	CATEGORY AVERAGE	1.9%

Returns are annualized through June 30.  **Closed to new investors.  #Closed to new investors; other share classes may be open.  &Account must be in the form of a gift.
SOURCE: © 2010 Morningstar Inc.

Reprinted with permission from the September 2010 issue of Kiplinger’s Personal Finance. © 2010 The Kiplinger Washington Editors Inc.
For more information about reprints from Kiplinger’s Personal Finance, contact PARS International Corp. at 212-221-9595.